February 20, 2025

James Bianco
Chief Executive Officer
TuHURA Biosciences, Inc.
10500 University Center Dr., Suite 110
Tampa, FL 33612

       Re: TuHURA Biosciences, Inc.
           Registration Statement on Form S-4
           Filed February 7, 2025
           File No. 333-284787
Dear James Bianco:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
General

1. We note that your proxy statement/prospectus includes your annual and interim financial statements, as well as annual and interim financial statements for Kintara
       Therapeutics, Inc. and Kineta, Inc. However, we note that the proxy statement/prospectus only includes a management's discussion and analysis for the
       periods covered by your interim financial statements and Kineta's interim financial statements. Please revise your proxy statement/prospectus to include a management's discussion and analysis covering all the periods covered by the financial statements included in the proxy statement/prospectus. Refer to Item 303(b) of Regulation S-K and Instruction 1 thereto.
 February 20, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Curt P. Creely, Esq.